EXHIBIT 99.1

SNDL Reports Fourth Quarter and Full Year 2025 Financial and Operational Results

The Company Reports Record Full-Year Income Statement Performance and Cash Generation

EDMONTON, Alberta, March 12, 2026 (GLOBE NEWSWIRE) -- SNDL Inc. (NASDAQ: SNDL, CSE: SNDL) (“SNDL” or the “Company”) reported its financial and operational results for the full year and fourth quarter ended December 31, 2025. All financial information in this press release is reported in millions of Canadian dollars unless otherwise indicated.

SNDL has also posted a supplemental investor presentation on its website, found at https://sndl.com.

The Company will hold a conference call and webcast presentation at 10:00 a.m. EDT (8:00 a.m. MDT) on Thursday, March 12, 2026. The conference call details can be found below.

MANAGEMENT HIGHLIGHTS

  Net revenue for the fourth quarter of 2025 was $252.5 million, and $946.4 million for the full year of 2025, representing decrease of (2.0)% and growth of +2.8%, respectively, when compared to the same periods of the previous year. The full year represents a new record for the corporation, driven by strong growth from our combined Cannabis business of +11.4%.

  Gross profit also reached new records, with $70.2 million in the fourth quarter of 2025, and $258.6 million for the full year, representing growth of +2.1% and +7.6%, respectively, when compared to the same periods of the previous year.

  Gross margin (1) of 27.8% in the fourth quarter of 2025 and 27.3% for the full year are also new records, representing improvements of +1.1 and +1.2 percentage points, respectively, when compared to the same periods of the previous year.

  Operating Income of $11.8 million for the fourth quarter of 2025 and $(6.3) million for the full year also represent new records, driven by gross margin progression and SG&A efficiency improvements. Excluding restructuring-related charges, Adjusted Operating Income totaled $12.8 million in the fourth quarter of 2025 and, for the first time in the Company’s history, reached break-even for the full year at $0.1 million.

  Cash flow was positive by $11.7 million in the fourth quarter of 2025 and $33.9 million for the full year, driven by contributions from operating activities. The full year also benefited from interest payments and proceeds from investments.

  Free cash flow (1) was positive in the fourth quarter of 2025 at $10.2 million and for the full year at $18.0 million, with full-year results more than doubling the prior year’s record and reflecting continued operating momentum.

“2025 represents another step forward in financial performance and strategic focus for SNDL. We are pleased to report new records across our income statement and free cash flow, while continuing to transform our business to support long-term, sustainable, and profitable growth,” said Zach George, Chief Executive Officer of SNDL. “We are strengthening our performance culture and organizational capabilities, providing a solid foundation as we continue to raise the bar toward our vision of becoming a global leader in our industry.”

Beyond our financial results, during the fourth quarter of 2025 and through the first months of 2026 to date, we continued to advance several key initiatives that further strengthen our foundation for long-term success and shareholder value creation, including:

  SunStream restructuring progress: As U.S. cannabis rescheduling gains momentum, the restructuring of the Parallel and Skymint investments continues to advance toward completion, with only a limited number of remaining requirements outstanding.
  Strategic organic investments: Capital expenditures increased from $8.6 million in 2024 to $12.8 million in 2025, including $4.0 million in the fourth quarter. The majority of these investments were directed toward new store openings across our Cannabis and Liquor Retail segments.
  Acquisition of 1CM retail stores: On January 6, 2026, SNDL announced the completion of the acquisition of five Cost Cannabis retail stores located in Alberta and Saskatchewan from 1CM Inc. (“1CM”). We continue to support the regulatory approval process in Ontario for the remaining 27 stores.
  Share buybacks: Between December 2025 and March 9, 2026, the Company repurchased 4.3 million common shares for cancellation, bringing the total numbers of shares repurchased since the fourth quarter of 2024 to 15.1 million.
  Progress towards simplification & focus: With more than $20 million in annualized savings delivered to date, the completion of the third and final phase of the corporate restructuring program, announced in mid-2024 and expected to conclude in the second quarter of 2026, positions the Company to exceed the program’s targeted savings. In addition, we are days away from completing full ERP consolidation, which will further enhance operational visibility and process efficiency.

With $252.2 million of unrestricted cash and no debt as of December 31, 2025, and exposure across the Canadian, U.S., and European markets, we are uniquely positioned to deploy capital into both organic and inorganic opportunities to further enhance our portfolio and accelerate growth. Disciplined capital allocation remains a key priority for our management team in 2026, alongside continued execution on efficiency initiatives and profitability-enhancing actions.

TOTAL COMPANY HIGHLIGHTS

	Three months ended December 31				Year ended December 31
($000s)	2025	2024	% Change		2025	2024	% Change
IFRS Financial Measures
Net revenue	252,499	257,679	-2.0%		946,401	920,448	2.8%
Gross profit	70,229	68,799	2.1%		258,648	240,331	7.6%
Operating income (loss)	11,751	(76,089)	115.4%		(6,349)	(103,811)	93.9%
Change in cash and cash equivalents	11,662	(44,617)	126.1%		33,884	23,318	45.3%

Non-IFRS Financial Measures (1)
Gross margin	27.8%	26.7%	1.1	pp	27.3%	26.1%	1.2	pp
Adjusted operating income (loss)	12,801	(60,472)	121.2%		88	(86,144)	100.1%
Free cash flow	10,218	11,625	-12.1%		17,951	8,872	102.3%

(1)   Gross Margin is a supplementary financial measure calculated by dividing Gross Profit by Net Revenue. Adjusted operating income (loss) and Free Cash Flow are specified financial measures that do not have a standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures reported by other companies. See “Non-IFRS Measures” section below for further information.

BUSINESS SEGMENT HIGHLIGHTS

SNDL operates and reports its business through four segments: Liquor Retail, Cannabis Retail, Cannabis Operations, and Investments. Additionally, a consolidated total for Cannabis is presented, encompassing the combined results of the two Cannabis segments, along with the revenue elimination associated with the Cannabis Operations sales to the provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale. Corporate and Shared Service expenses are reported as “Corporate”.

	Three months ended December 31			Year ended December 31
($000s)	2025	2024	% Change	2025	2024	% Change
Net Revenue
Cannabis Retail	83,282	83,170	0.1%	330,242	311,689	6.0%
Cannabis Operations	37,112	37,092	0.1%	144,656	109,470	32.1%
Intersegment Eliminations	(16,738)	(16,663)	-0.5%	(68,129)	(55,970)	-21.7%
Total Cannabis	103,656	103,599	0.1%	406,769	365,189	11.4%
Liquor Retail	148,843	154,080	-3.4%	539,632	555,259	-2.8%
Investments	—	—	0.0%	—	—	0.0%
Total	252,499	257,679	-2.0%	946,401	920,448	2.8%

Operating Income
Cannabis Retail	8,003	(8,997)	189.0%	30,332	(1,742)	1841.2%
Cannabis Operations	1,874	4,391	-57.3%	(1,754)	2,663	-165.9%
Total Cannabis	9,877	(4,606)	314.4%	28,578	921	3002.9%
Liquor Retail	12,240	12,325	-0.7%	36,516	34,781	5.0%
Investments	2,434	(63,724)	103.8%	4,209	(50,013)	108.4%
Corporate	(12,800)	(20,084)	36.3%	(75,652)	(89,500)	15.5%
Total	11,751	(76,089)	115.4%	(6,349)	(103,811)	93.9%

Adjusted Operating Income
Cannabis Retail	8,003	6,003	33.3%	30,332	13,258	128.8%
Cannabis Operations	2,154	4,439	-51.5%	2,454	3,091	-20.6%
Total Cannabis	10,157	10,442	-2.7%	32,786	16,349	100.5%
Liquor Retail	12,240	12,325	-0.7%	36,516	34,781	5.0%
Investments	2,434	(63,724)	103.8%	4,209	(50,013)	108.4%
Corporate	(12,030)	(19,515)	38.4%	(73,423)	(87,261)	15.9%
Total	12,801	(60,472)	121.2%	88	(86,144)	100.1%

Liquor Retail

SNDL is Canada's largest private sector liquor retailer, operating at March 11, 2026 in 167 locations, predominantly in Alberta, under its three retail banners: “Wine and Beyond” (15), “Liquor Depot” (19), and “Ace Liquor” (133).

	Three months ended December 31				Year ended December 31
($000s)	2025	2024	% Change		2025	2024	% Change
Net revenue	148,843	154,080	-3.4%		539,632	555,259	-2.8%
Gross profit	38,658	38,236	1.1%		139,651	139,706	0.0%
Gross margin	26.0%	24.8%	1.2	pp	25.9%	25.2%	0.7	pp
Operating income	12,240	12,325	-0.7%		36,516	34,781	5.0%
Adjusted operating income	12,240	12,325	-0.7%		36,516	34,781	5.0%

  Net revenue for Liquor Retail continued to decline in the fourth quarter of 2025, as market demand softness persisted and impacted same-store sales (2), which decreased by -4.0% in the fourth quarter and -2.3% for the full year. During the fourth quarter of 2025 two new Wine & Beyond stores were opened in Regina (SK) and Calgary (AB) as part of the plan to expand our successful W&B format.

  (2)   Same-store sales is a specified financial measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. See “Non-IFRS Measures” section below for further information.
  Operating Income remained virtually flat despite revenue declines, driven by pricing and mix management strategies that supported Gross Margin improvement, including the expansion of private label offerings at accretive margins, as well as cost optimization and in-store productivity initiatives.

Cannabis Retail

SNDL is one of Canada’s largest private-sector cannabis retailer, operating at March 11, 2026 in 192 locations under its three retail banners: “Value Buds” (127), “Spiritleaf” (60, of which 4 are corporate stores and 56 are franchise stores), and “Cost Cannabis” (5). The Company’s Cannabis Retail strategy is based on several pillars, including the quality of its store locations, its range of products, and the unique experiences provided to customers. Using data and insights from a large volume of monthly transactions enables SNDL to leverage technology and analytics to inform and improve its retail strategy.

	Three months ended December 31				Year ended December 31
($000s)	2025	2024	% Change		2025	2024	% Change
Net revenue	83,282	83,170	0.1%		330,242	311,689	6.0%
Gross profit	22,079	20,490	7.8%		86,053	78,827	9.2%
Gross margin	26.5%	24.6%	1.9	pp	26.1%	25.3%	0.8	pp
Operating income	8,003	(8,997)	189.0%		30,332	(1,742)	1841.2%
Adjusted operating income	8,003	6,003	33.3%		30,332	13,258	128.8%

  Net revenue for Cannabis Retail reached a new full-year record as our Value Buds banner continued to gain market share. Same-store sales grew +3.9% for the full year, although declined by (0.7)% in the fourth quarter of 2025 driven by a market slow-down. Subsequent to year-end, the Company completed the acquisition and integration of five “Cost Cannabis” stores located in Alberta and Saskatchewan from 1CM.
  Operating Income shows strong growth in both the fourth quarter of 2025 and full year, supported by continuous gross margin expansion, including the achievement of a new full-year record, and improved SG&A cost efficiencies. The year-on-year comparison is impacted by a $15 million Spiritleaf intangible asset impairment recorded in the fourth quarter of 2024, related to the conversion of several Spiritleaf stores to Value Buds. Adjusted Operating Income excludes this Spiritleaf intangible impairment and more clearly reflects the normalized improvement in the segment’s underlying operating profitability.

Cannabis Operations

SNDL has a diverse brand portfolio from value to premium, emphasizing premium inhalable formats and a full suite of 2.0 products. With enhanced procurement capabilities and plans to continue evolving toward a cost-effective cultivation and manufacturing operation, the Cannabis Operations segment is a key enabler of SNDL’s vertical integration strategy.

	Three months ended December 31				Year ended December 31
($000s)	2025	2024	% Change		2025	2024	% Change
Net revenue	37,112	37,092	0.1%		144,656	109,470	32.1%
Gross profit	9,492	10,073	-5.8%		32,944	21,798	51.1%
Gross margin	25.6%	27.2%	-1.6	pp	22.8%	19.9%	2.9	pp
Operating income (loss)	1,874	4,391	-57.3%		(1,754)	2,663	-165.9%
Adjusted operating income (loss)	2,154	4,439	-51.5%		2,454	3,091	-20.6%

  Cannabis Operations reported a new full-year Net Revenue record. This expansion is mainly driven by edibles, following Indiva’s acquisition in the fourth quarter of 2024, as well as international sales growing from $3.6 million in 2024 to $12.6 million in 2025.
  While the segment achieved a new full-year Gross Margin record, results were impacted in the third quarter of 2025 by inventory write-offs and valuation adjustments related to the cultivation ramp-up, and the fixed-asset write-off of the idle Stellarton facility, as well as by restructuring charges related to the Indiva integration mostly during the first quarter of 2025.

Investments

  As of December 31, 2025, the Company has deployed capital to a portfolio of cannabis-related investments with a carrying value of $397.6 million, including $385.5 million to SunStream Bancorp Inc. (“SunStream”). This carrying value was reduced by $5.6 million during the fourth quarter of 2025, primarily due to a decrease in the USD to CAD exchange rate from 1.3921 on September 30, 2025 to 1.3706 on December 31, 2025.
  The previously disclosed restructuring process relating to Skymint continues. SNDL is awaiting an update from the Michigan Supreme Court expected in Q3 2026, which is expected to determine whether the court will accept the case for further review. Timing and outcomes remain uncertain and subject to court process and other factors.
  The previously disclosed restructuring process relating to Parallel continues. On February 4, 2025, the Florida Department of Health approved the transfer of Parallel’s license, representing an important milestone in completing Parallel’s restructuring process. In December 2025, a settlement was reached resolving the final remaining litigation, and SNDL currently expects the strict foreclosure process to close in Q3 2026, subject to completion of remaining steps, satisfaction of applicable conditions, and any required approvals.
  SunStream continues to hold exposure to The Cannabist Company Holdings Inc. (“Cannabist”) through the senior secured notes, with an aggregate position of approximately $35 million and estimated NAV of $28.3 million. Forecasted liquidity challenges have led Cannabist to pursue asset divestitures. Based on scenarios reviewed by Cannabist’s advisors, SNDL believes there is a pathway to full recovery of the senior secured notes relative to current NAV estimates, although outcomes remain subject to execution risk and other uncertainties.
  The investment portfolio generated a positive operating income of $2.4 million in the fourth quarter of 2025 and $4.2 million in the full year, primarily driven by interests earned from our cash accounts.
  On December 18, 2025, U.S. President Donald Trump issued an executive order directing the Department of Justice to expedite the process to reclassify cannabis from Schedule I to Schedule III under the Controlled Substances Act. The order did not itself reclassify cannabis but instead directed regulators to finalize an ongoing rulemaking process. If finalized, while not constituting federal legalization, reclassification is expected to improve tax exposure for companies operating in the U.S. through the elimination of Section 280E, expand medical research and regulatory clarity, and incrementally enhance access to capital. These developments would meaningfully improve industry economics and investability.

Equity Position

  $649.9 million of unrestricted cash, marketable securities and investments, including investments in equity-accounted investees, and no outstanding debt at December 31, 2025, resulting in a net book value of $1.1 billion.
  The board of directors of the Company has approved the renewal of its Share Repurchase Program upon the expiry of its share repurchase program on November 20, 2025.
  For the three months ended December 31, 2025, the Company purchased for cancellation 136,362 common shares at a weighted average price, excluding commissions, of US$1.64 per share. Subsequent to year-end, between January 1, 2026 and March 9, 2026 the Company purchased and cancelled an additional 4,153,358 common shares at a weighted average price, excluding commissions, of US$1.56 per share. SNDL will continue to evaluate opportunities to utilize the program to the extent that management believes it is in the best interest of SNDL’s shareholders. As a reminder, since the fourth quarter of 2024 the Company has repurchased 15,055,627 common shares for cancellation.

This press release is intended to be read in conjunction with the Company’s consolidated financial statements and the notes thereto for the years ended December 31, 2025 and 2024, and the accompanying Management’s Discussion and Analysis. These documents are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

CONFERENCE CALL

The Company will hold a conference call and webcast presentation at 10:00 a.m. EDT (8:00 a.m. MDT) on Thursday, March 12, 2026.

WEBCAST ACCESS
To access the live webcast of the call, please visit the following link:
https://edge.media-server.com/mmc/p/aps8jm4e

REPLAY

A replay of the webcast will be available at https://sndl.com/financials/quarterly-results/default.aspx

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL, CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf and Cost Cannabis. With products available in licensed cannabis retail locations nationally, SNDL’s consumer-facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com

For more information:
Tomas Bottger
SNDL Inc.
O: 1.587.327.2017
E: investors@sndl.com

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company’s operational goals, plans and key priorities, the Company’s ability to deploy capital and the expected benefits thereof, the growth opportunities available to SNDL and the expected benefits thereof, expectations with respect to the 1CM transaction, including the satisfaction of certain regulatory approvals, the progress of the Sunstream restructurings, expectations with respect to the Skymint and Parallel restructuring processes, SNDL’s corporate restructuring program, including the timing to conclude the restructuring and expected benefits thereof, the expected benefits of the ERP consolidation, SNDL’s ability to recover the senior secured notes held in Cannabist, the potential impact of reclassifying cannabis from Schedule I to Schedule III under the Controlled Substances Act, the Company’s retail strategy, and any other potential forms of shareholder value creation. Forward-looking statements are frequently characterized by words such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see “Risk Factors” in the Company’s Annual Information Form dated March 11, 2026, and the risk factors included in our other public disclosure documents for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Condensed Consolidated Statement of Loss and Comprehensive Loss (Expressed in thousands of Canadian dollars, except per share amounts)

	Year ended December 31
	2025	2024
Net revenue	946,401	920,448
Cost of sales	687,753	680,117
Gross profit	258,648	240,331

Investment income	7,814	15,551
Share of loss of equity-accounted investees	(3,605)	(65,459)

General and administrative	182,162	187,243
Sales and marketing	14,565	12,004
Depreciation and amortization	51,948	54,250
Share-based compensation	13,905	20,037
Restructuring costs	3,337	2,667
Asset impairment, net	2,618	17,317
Research and development	489	346
Loss on disposition of assets	182	370
Operating loss	(6,349)	(103,811)

Other expenses, net	(9,425)	(1,798)
Loss before income tax	(15,774)	(105,609)
Income tax recovery	—	9,405
Net loss	(15,774)	(96,204)

Equity-accounted investees - share of other comprehensive (loss) income	(19,233)	31,489
Investments at fair value through other comprehensive income ("FVOCI") - change in fair value	5,358	1,864
Comprehensive loss	(29,649)	(62,851)

Net loss attributable to:
Owners of the Company	(15,774)	(94,796)
Non-controlling interest	—	(1,408)
	(15,774)	(96,204)
Comprehensive loss attributable to:
Owners of the Company	(29,649)	(61,443)
Non-controlling interest	—	(1,408)
	(29,649)	(62,851)
Net loss per common share attributable to owners of the Company
Basic and diluted	$(0.06)	$(0.36)

Condensed Consolidated Statement of Financial Position (Expressed in thousands of Canadian dollars)

As at	December 31, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents	252,243	218,359
Restricted cash	20,081	19,815
Marketable securities	84	139
Accounts receivable	27,643	28,118
Biological assets	3,120	1,187
Inventory	126,877	127,919
Prepaid expenses and deposits	15,566	16,860
Investments	484	27,560
Assets held for sale	746	19,051
Net investment in subleases	2,775	2,832
	449,619	461,840
Non-current assets
Long-term deposits and receivables	4,526	3,679
Right of use assets	138,353	115,435
Property, plant and equipment	151,900	145,810
Net investment in subleases	11,643	15,354
Intangible assets	58,520	61,325
Investments	11,574	8,427
Equity-accounted investees	385,534	413,124
Goodwill	124,248	124,248
Total assets	1,335,917	1,349,242

Liabilities
Current liabilities
Accounts payable and accrued liabilities	56,747	56,275
Lease liabilities	35,462	34,256
Derivative warrants	—	26
	92,209	90,557
Non-current liabilities
Lease liabilities	134,471	118,017
Other liabilities	8,041	7,312
Total liabilities	234,721	215,886

Shareholders’ equity
Share capital	2,310,398	2,346,728
Warrants	306	667
Contributed surplus	54,038	57,156
Accumulated deficit	(1,302,441)	(1,323,965)
Accumulated other comprehensive income ("AOCI")	38,895	52,770
Total shareholders’ equity	1,101,196	1,133,356
Total liabilities and shareholders’ equity	1,335,917	1,349,242

Condensed Consolidated Statement of Cash Flows (Expressed in thousands of Canadian dollars)

	Year ended December 31
	2025	2024
Cash provided by (used in):
Operating activities
Net loss for the period	(15,774)	(96,204)
Adjustments for:
Income tax recovery	—	(9,405)
Interest and fee income	(7,436)	(15,637)
Change in fair value of biological assets	(2,322)	675
Change in fair value of inventory sold	1,252	(1,567)
Share-based compensation	13,905	20,037
Depreciation and amortization	56,271	56,711
Loss on disposition of assets	182	370
Inventory impairment and obsolescence	2,671	3,707
Finance costs, net	6,693	7,161
Change in estimate of fair value of derivative warrants	(26)	(4,374)
Unrealized foreign exchange loss	614	108
Transaction costs	—	164
Bargain purchase gain	—	(5,456)
Asset impairment, net	2,618	17,317
Share of loss of equity-accounted investees	3,605	65,459
Unrealized (gain) loss on marketable securities	(378)	86
Additions to marketable securities	433	—
Income distributions from equity-accounted investees	68	10,715
Interest received	7,109	12,494
Change in non-cash working capital	1,432	(7,447)
Net cash provided by operating activities	70,917	54,914
Investing activities
Additions to property, plant and equipment	(12,811)	(8,615)
Additions to intangible assets	—	(2,404)
Additions to investments	(16,414)	(36,155)
Principal payments from investments	27,488	13,538
Proceeds from disposal of investments	18,090	—
Capital refunds from equity-accounted investees	—	168
Capital distributions from equity-accounted investees	4,684	89,758
Proceeds from disposal of property, plant and equipment	813	734
Acquisitions, net of cash acquired	(3,000)	(39,644)
Change in non-cash working capital	(1,396)	383
Net cash provided by investing activities	17,454	17,763
Financing activities
Change in restricted cash	(267)	76
Payments on lease liabilities, net	(39,245)	(36,952)
Repurchase of common shares	(15,348)	(13,219)
Proceeds from issuance of shares, net of costs	—	(59)
Issuance of common shares by subsidiaries	—	174
Change in non-cash working capital	373	621
Net cash used in financing activities	(54,487)	(49,359)
Change in cash and cash equivalents	33,884	23,318
Cash and cash equivalents, beginning of period	218,359	195,041
Cash and cash equivalents, end of period	252,243	218,359

NON-IFRS MEASURES

Certain specified financial measures in this news release are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for or superior to measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company’s operating results in the same manner as the management team.

ADJUSTED OPERATING INCOME (LOSS)
Adjusted operating income (loss) is a non-IFRS financial measure which the Company uses to evaluate its operating performance in a similar manner to its management team. The Company defines adjusted operating income (loss) as operating income (loss) less restructuring costs (recovery), goodwill and intangible asset impairments and asset impairments triggered by restructuring activities.

The following tables reconcile adjusted to un-adjusted operating income (loss) for the periods noted.

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended December 31, 2025
Operating income (loss)	8,003	1,874	9,877	12,240	2,434	(12,800)	11,751
Adjustments:
Restructuring costs	—	280	280	—	—	770	1,050
Impairments triggered by restructuring	—	—	—	—	—	—	—
Adjusted operating income (loss)	8,003	2,154	10,157	12,240	2,434	(12,030)	12,801

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Year ended December 31, 2025
Operating income (loss)	30,332	(1,754)	28,578	36,516	4,209	(75,652)	(6,349)
Adjustments:
Restructuring costs	—	1,108	1,108	—	—	2,229	3,337
Impairments triggered by restructuring	—	3,100	3,100	—	—	—	3,100
Adjusted operating income (loss)	30,332	2,454	32,786	36,516	4,209	(73,423)	88

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended December 31, 2024
Operating income (loss)	(8,997)	4,391	(4,606)	12,325	(63,724)	(20,084)	(76,089)
Adjustments:
Restructuring costs (recovery)	—	48	48	—	—	569	617
Goodwill and intangible asset impairments	15,000	—	15,000	—	—	—	15,000
Adjusted operating income (loss)	6,003	4,439	10,442	12,325	(63,724)	(19,515)	(60,472)

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Year ended December 31, 2024
Operating income (loss)	(1,742)	2,663	921	34,781	(50,013)	(89,500)	(103,811)
Adjustments:
Restructuring costs	—	428	428	—	—	2,239	2,667
Goodwill and intangible asset impairments	15,000	—	15,000	—	—	—	15,000
Adjusted operating income (loss)	13,258	3,091	16,349	34,781	(50,013)	(87,261)	(86,144)

GROSS MARGIN
Gross margin is a supplementary financial measure calculated as gross profit divided by net revenue for the periods presented. This measure evaluates the underlying profitability of our operations and provides useful information about the Company’s ability to price products effectively, manage input costs, drive operating efficiencies, and compare results across periods and business segments

FREE CASH FLOW
Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance, providing information which management believes to be useful in understanding and evaluating the Company’s ability to generate positive cash flows as it removes cash used for non-operational items. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

The following table reconciles free cash flow to change in cash and cash equivalents for the periods noted.

	Three months ended December 31		Year ended December 31
($000s)	2025	2024	2025	2024
Change in cash and cash equivalents	11,662	(44,617)	33,884	23,318
Adjustments:
Repurchase of common shares	314	13,219	15,348	13,219
Changes to long-term investments	(3,758)	5,033	(34,281)	(67,309)
Acquisitions, net of cash acquired	2,000	37,990	3,000	39,644
Free cash flow	10,218	11,625	17,951	8,872

SAME STORE SALES
Same store sales is a non-IFRS financial measure which the Company uses to evaluate its financial performance in its retail segments. Same store sales provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s sales trends excluding the effect of the opening and closure of stores.

Same store sales refers to the revenue generated by the Company’s existing retail locations during the current and prior comparison periods.

ADJUSTED EBITDA
Adjusted EBITDA is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results. The Company defines adjusted EBITDA as net earnings (loss) before inventory and biological assets fair value and impairment adjustments, share of (gain) loss of equity-accounted investees, depreciation and amortization, share-based compensation expense, restructuring costs, asset impairment, gain or loss on disposal of property, other expenses, net, income tax expense (recovery) and excluding non-recurring items including enterprise resource planning (“ERP”) implementation costs and litigation settlements, net of recoveries.

	Three months ended December 31		Year ended December 31
($000s)	2025	2024	2025	2024
Net earnings (loss)	9,367	(67,249)	(15,774)	(96,204)
Adjustments:
Inventory and biological assets fair value and impairment adjustments	184	(179)	1,601	2,615
Share of (gain) loss of equity-accounted investees	(782)	66,458	3,605	65,459
Depreciation and amortization	12,872	13,199	51,948	54,250
Share-based compensation	(1,285)	4,609	13,905	20,037
Restructuring costs	1,050	617	3,337	2,667
Asset impairment	(353)	15,000	2,618	17,317
Loss (gain) on disposition of PP&E	236	(71)	182	370
Other expenses, net	2,384	(2,282)	9,425	1,798
Income tax recovery	—	(6,558)	—	(9,405)
Non-recurring items	75	181	(621)	882
Adjusted EBITDA	23,748	23,725	70,226	59,786